Kaival Brands Innovations Group, Inc.

4460 Old Dixie Highway

Grant-Valkaria, Florida 32949

June 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Rucha Pandit

Re:	Kaival Brands Innovations Group, Inc.
Registration Statement on Form S-1
CIK No. 0001762239
File No. 333-279045

Dear Ms. Pandit:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Kaival Brands Innovations Group, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare such Registration Statement effective at 9:00 a.m., Eastern Standard Time, on Friday, June 21, 2024, or as soon thereafter as practicable.

Under separate cover, you will receive today a letter from the representative of the placement agent of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Jeffrey Wofford, Esq. of Sichenzia Ross Ference Carmel at (646) 876-0618.

* * * *

Very Truly Yours,

Kaival Brands Innovations Group, Inc.

/s/ Nirajkumar Patel
Nirajkumar Patel
Chief Executive Officer

cc: Jeffrey Wofford, Esq.